United States securities and exchange commission logo





                          August 5, 2022

       Phillip A. Bosua
       Chief Executive Officer
       Know Labs, Inc.
       500 Union Street, Suite 810
       Seattle, Washington 98101

                                                        Re: Know Labs, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 29, 2022
                                                            File No. 333-266423

       Dear Mr. Bosua:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Margaret
Schwartz at 202-551-7153 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Louis Bevilacqua, Esq.